OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Anderson LeNeave & Co.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6805 Carnegie Blvd., Suite 210
(No. and Street)

Charlotte	NC	28211
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Greg LeNeave	704-552-9212	gleneave@andersonleneave.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert LLC
(Name – if individual, state last, first, and middle name)

1111 Metropolitan Avenue	Charlotte	NC	28204
(Address)	(City)	(State)	(Zip Code)

10/20/2003	677
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory LeNeave, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Anderson LeNeave & Co, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JERUSHA LYNN
Notary Public, North Carolina
Mecklenburg County
My Commission Expires
July 23, 2028

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ANDERSON LENEAVE & CO.

Financial Statements
and
Accompanying Information
As of and for the Years Ended
December 31, 2023 and 2022

ANDERSON LENEAVE & CO.

Contents

Accompanying Information


Report of Independent Registered Public Accounting Firm

To the Stockholders
Anderson LeNeave & Co.
Charlotte, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Anderson LeNeave & Co. (the "Company") as of December 31, 2023 and 2022 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, in conformity with generally accepted accounting principles in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts, and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audits provide a reasonable basis for our opinion.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Cherry Bekaert LLP

We have served as the Company's auditor since 2010.

Rockville, Maryland
February 7, 2024

ANDERSON LENEAVE & CO.

Statements of Financial Condition

Assets

	December 31, 2023		December 31, 2022	
Cash and cash equivalents	$	194,306	$	182,621
Prepaid expenses and other assets		14,540		6,712
Right-of-use asset		86,778		156,219
Total assets	$	295,624	$	345,552

Liabilities

Lease Liability	$	101,323	$	178,993
Total liabilities	$	101,323	$	178,993

Stockholders' Equity

Common stock, no par value, 100,000 shares authorized, 10,000 shares issued and outstanding		81,066		81,066
Retained earnings		113,235		85,493
Total stockholders' equity		194,301		166,559
Total liabilities and stockholders' equity	$	295,624	$	345,552

The accompanying notes are an integral part of these statements.

ANDERSON LENEAVE & CO.

Notes to Financial Statements
December 31, 2023 and 2022

Note 1 - Nature of operations

Anderson LeNeave & Co. (the "Company"), a North Carolina corporation, is a full-service investment banking firm providing corporate finance services, including merger and acquisition advisory services and private financing placement and advisory services to middle market companies. The Company has elected to be registered as a broker-dealer, is a member of the Financial Industry Regulatory Authority (FINRA) and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission (SEC). Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America as applicable to brokers and dealers in securities.

Note 2 - Summary of significant accounting policies

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable

Trade accounts receivable are stated net of an allowance for credit losses. The allowance for credit losses is based on the Company's expectation of the collectability of fees utilizing the Current Expected Credit Losses (CECL) framework. The Company's expectation is that the credit risk associated with receivables due from client with which it conducts business are that the client will not fulfill its contractual obligation. Management monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in a fee receivable being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of the year ended December 31, 2022 or 2021. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations.

The Company had no fee receivables from clients as of December 31, 2023 and 2022.

ANDERSON LENEAVE & CO.

Notes to Financial Statements
December 31, 2023 and 2022

Note 2 - Summary of significant accounting policies (continued)

Fee Revenue

Revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company evaluated the new revenue recognition accounting standard and determined that the accounting standard did not require a change in the Company's revenue recognition practices.

The Company provides advisory services on mergers and acquisitions (M&A) and private financing placement-related advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Other revenue relates primarily to billable transaction costs. Billable transaction costs include travel, other out-of-pocket expenses, reproduction and other transaction costs incurred by the Company that are billed to customers under the terms of agreements in place with those customers. These costs are expensed as incurred and billed in accordance with the agreed-upon terms.

Advertising

Advertising costs are expensed as incurred.

Income taxes

The Company has elected to be treated as an S Corporation for state and federal income tax purposes. As such, substantially all income of the Company is reported by the stockholder on his individual income tax returns. Accordingly, no provision for income taxes has been included in the accompanying financial statements. Management has evaluated the tax positions of the Company and it is the opinion of management that there are no uncertain tax positions that would be material to these financial statements. The Company did not incur any federal income tax expense in 2023 or 2022.

ANDERSON LENEAVE & CO.

Notes to Financial Statements
December 31, 2023 and 2022

Note 2 - Summary of significant accounting policies (continued)

Lease Accounting

The lease standard establishes a right-of-use model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition on the income statement. Upon implementation of the lease standard, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification of those leases in place.

The Company determines if an arrangement is a lease at inception. The operating lease agreements are primarily for office space and are included within operating lease right-of-use ("ROU") assets and lease liabilities on the balance sheet as of December 31, 2023 and 2022.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Our variable lease payments consist of non-lease services related to the lease. Variable lease payments are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. As our lease do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. ROU assets also include any lease payments made and exclude lease incentives, if any. Rental expense for lease payments related to operating leases is recognized on a straight-line basis over the lease term.

Note 3 - Property and equipment

Property and equipment at December 31, consists of the following:

	2023	2022
Computer equipment	$ 19,219	$ 19,219
Office furniture and equipment	25,000	25,000
Computer software	3,711	3,711
Total property and equipment, gross	47,930	47,930
Less: Accumulated depreciation	(47,930)	(47,930)
Total property and equipment, net	$ -	$ -

Note 4 - Capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The net capital and net capital ratio, which agree with our Focus Report as of December 31, were as follows:

	2023	2022
Net capital	$179,761	$159,847
Net capital ratio (ratio of indebtedness to capital)	Less than 1%	Less than 1%

ANDERSON LENEAVE & CO.

Notes to Financial Statements
December 31, 2023 and 2022

Note 5 - Part I, Form X-17a-5:

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 6 - Profit sharing plan

Employees of the Company who are at least 21 years old and have completed one year of service are eligible to participate in the Anderson LeNeave & Co. Profit Sharing Plan (the "Plan").

The Plan allows the Company to make discretionary contributions on behalf of eligible employees of up to 20% of each employee's compensation, subject to statutory limitations. The Company made discretionary contributions of $218,000 and $134,000 to the Plan for the years ended December 31, 2023 and 2022, respectively. Participants vest in their portion of employer contributions over a three-year period.

Note 7 – Operating Lease

On November 1, 2019, the Company entered into a 65 month non-cancelable operating lease which expires on March 31, 2025. Rent expense consists of both operating lease expense from amortization of our ROU assets as well as variable lease expense which consists of non-lease components of office leases (i.e. common area maintenance). Total rent expense for the years ended December 31, 2023 and 2022 were $81,165 and $82,851, respectively. The weighted average interest rate used to determine the lease liability was 6.0% and the remaining term of the lease at December 31, 2022 was 15 months. As of December 31, 2023, the current portion of the lease liability was approximately $91,108.

Future minimum lease payments at December 31, 2023 are as follows:

Year	Amount
2024	91,108
2025	23,344
Total	$114,452

Note 8 - Concentration of credit risk

The Company places its cash and cash equivalents on deposit with a North Carolina financial institution. The balance at the financial institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. From time-to-time, the Company may have balances in excess of the FDIC insured limit.

ANDERSON LENEAVE & CO.

Notes to Financial Statements
December 31, 2023 and 2022

Note 9 – Subsequent Event

The Company has evaluated subsequent events through February 1, 2024, in connection with the preparation of these financial statements which is the date the financial statements were available to be issued.